*AB 3/31

SECURITIES AND EXCHANGE COMMISSION

MAR 5 2014

DIVISION OF TRADING & MARKETS

14047339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
| --- |
| **8-51753** |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Financial Markets, L.P.

| OFFICIAL USE ONLY |
| --- |
| 223598448 |
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

| New York | New York | 10282 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia — (212) 902-1710
(Area Code -Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

| 300 Madison Avenue | New York | New York | 10017 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 05 2014
02 REGISTRATIONS BRANCH

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-(e)(2).*

**Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OD 3/18/14

This report** contains (check all applicable blanks):

(X) (a) Facing Page.

(X) (b) Statement of financial condition

(X) (c) Statement of earnings

(X) (d) Statement of changes in partners' capital

(X) (e) Statement of changes in subordinated borrowings

(X) (f) Statement of cash flows

(X) (g) Computation of net capital pursuant to Rule 15c3-1

( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

( ) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3

( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

( ) (k) Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

(X) (l) An Oath or Affirmation

( ) (m) A copy of the Securities Investor Protection Corporation supplemental report (filed as a separate document)

( ) (n) A report describing any material inadequacies found to exist or to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain positions of this filing, see section 240,17a-5(e)(3).*

# OATH OR AFFIRMATION

February 27, 2014

State of New York
ss:
County of New York

I, the undersigned, Chief Financial Officer of Goldman Sachs Financial Markets, L.L.C., affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Goldman Sachs Financial Markets, L.P. as of December 31, 2013, are true and correct. I further affirm that no officer or director of Goldman Sachs Financial Markets, L.L.C. or The Goldman Sachs Group, Inc. has any proprietary interest in any account classified as that of a customer.

Manda J. D'Agata
Chief Financial Officer

Subscribed and sworn before me;

This 27th day of February, 2014

Joanne Olsen

JOANNE OLSEN
Notary Public, State of New York
No. 01OL6159610
Qualified in Richmond County
Term Expires Jan. 22, 2015

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

Statement of Financial Condition
As of December 31, 2013

# INDEX

pwc

## Independent Auditor's Report

To the Partners of Goldman Sachs Financial Markets, L.P.:

We have audited the accompanying statement of financial condition of Goldman Sachs Financial Markets, L.P. (the "Firm") as of December 31, 2013.

### *Management's Responsibility for the Statement of Financial Condition*

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Firm's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Financial Markets, L.P. at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2014

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017*
*T: (646) 471 3000, F: (813) 286 6000,* www.pwc.com/us

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

# Statement of Financial Condition

| *in thousands* | As of December 2013 |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 15,102 |
| Securities purchased under agreements to resell, at fair value | 1,024,003 |
| Receivables from brokers, dealers and clearing organizations | 553,324 |
| Receivables from customers and counterparties | 61,561 |
| Financial instruments owned, at fair value (includes $ 888,131 pledged as collateral) | 1,763,605 |
| **Total assets** | **$3,417,595** |
| **Liabilities and partners' capital** | |
| Collateralized financings: | |
| Securities sold under agreement to repurchase, at fair value | $ 95,643 |
| Securities loaned | 888,333 |
| Payables to brokers, dealers and clearing organizations | 6,709 |
| Payables to customers and counterparties | 199,100 |
| Financial instruments sold, but not yet purchased, at fair value | 1,583,380 |
| Unsecured short-term borrowings | 52,478 |
| Other liabilities and accrued expenses | 14,091 |
| | 2,839,734 |
| **Commitments, contingencies and guarantees** | |
| Subordinated borrowings | 440,000 |
| **Partners' capital** | |
| Partners' capital | 137,861 |
| **Total liabilities and partners' capital** | **$3,417,595** |

The accompanying notes are an integral part of this financial statement.

Note 1.
## Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), a limited partnership registered as a Securities and Exchange Commission (SEC) U.S. broker-dealer, is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm's business consists of dealer activities in eligible over-the-counter (OTC) derivative instruments, as defined by SEC Rule 3b-13. The firm facilitates client transactions and makes markets in eligible OTC derivative instruments.

Note 2.
## Basis of Presentation

This financial statement is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and includes the accounts of the firm and the results of transactions with affiliated entities.

All references to 2013, unless specifically stated otherwise, refer to the firm's year ended, or the date, as the context requires, December 31, 2013.

Note 3.
## Significant Accounting Policies

The firm's most significant accounting policy is the use of fair value measurements for financial assets and financial liabilities at fair value. See Notes 5 through 8 for policies on fair value measurements. All other significant accounting policies are either discussed below or included in the following footnotes:

| | |
|---|---|
| Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value | Note 4 |
| Fair Value Measurements | Note 5 |
| Cash Instruments | Note 6 |
| Derivative Activities | Note 7 |
| Fair Value Option | Note 8 |
| Collateralized Agreements and Financings | Note 9 |
| Short-Term Borrowings | Note 10 |
| Subordinated Borrowings | Note 11 |
| Commitments, Contingencies and Guarantees | Note 12 |
| Transactions with Related Parties | Note 13 |
| Income Taxes | Note 14 |
| Credit Concentrations | Note 15 |
| Net Capital Requirements | Note 16 |
| Subsequent Events | Note 17 |

### Use of Estimates

Preparation of this financial statement requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements and the provisions for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

**Financial Assets and Financial Liabilities at Fair Value.** Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 8 for further information about fair value measurements.

### Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

### Receivables from Customers and Counterparties

Receivables from customers and counterparties generally relate to collateralized transactions. Such receivables are primarily comprised of collateral posted in connection with certain derivative transactions and customer margin loans. Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value . The firm did not have customer or counterparty receivables at fair value as of December 2013. While these receivables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value heirarchy in Notes 5 and 8. Had these receivables been included in the firm's fair value heirachy, substantially all would have been classified in level 2 as of December 2013. Interest on receivables from customers and counterparties is recognized over the life of the transaction. See Note 8 for further information about receivables from customers and counterparties.

### Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value. While these receivables and payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 8. Had these receivables and payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2013.

### Payables to Customers and Counterparties

Payables to customers and counterparties primarily consist of customer credit balances related to the firm's derivative activities. Payables to customers and counterparties are accounted for at cost plus accrued interest, which generally approximates fair value. While these payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore not included in the firm's fair value hierarchy in Notes 5 and 8. Had these payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2013.

### Offsetting Assets and Liabilities

To reduce credit exposures on derivatives and securities financing transactions, the firm may enter into master netting agreements or similar arrangements (collectively, netting agreements) with counterparties that permit it to offset receivables and payables with such counterparties. A netting agreement is a contract with a counterparty that permits net settlement of multiple transactions with that counterparty, including upon the exercise of termination rights by a non-defaulting party. Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In addition, the firm receives and posts cash and securities collateral with respect to its derivatives and securities financing transactions, subject to the terms of the related credit support agreements or similar arrangements (collectively, credit support agreements). An enforceable credit support agreement grants the non-defaulting party exercising termination rights the right to liquidate the collateral and apply the proceeds to any amounts owed. In order to assess enforceability of the firm's right of setoff under netting and credit support agreements, the firm evaluates various factors including applicable bankruptcy laws, local statutes and regulatory provisions in the jurisdiction of the parties to the agreement.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the statement of financial condition when a legal right of setoff exists under an enforceable netting agreement. Resale and repurchase agreements and securities loaned transactions with the same term and currency are presented on a net-by-counterparty basis in the statement of financial condition when such transactions meet certain settlement criteria and are subject to netting agreements.

In the statement of financial condition, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements, when transacted under an enforceable netting agreement. In the statement of financial condition, resale and repurchase agreements, and securities loaned are not reported net of the related cash and securities received or posted as collateral. See Note 9 for further information about collateral received and pledged, including rights to deliver or repledge collateral. See Notes 7 and 9 for further information about offsetting.

# Notes to Statement of Financial Condition

### Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in earnings.

### Recent Accounting Developments

**Disclosures about Offsetting Assets and Liabilities (ASC 210).** In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities." ASU No. 2011-11, as amended by ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requires disclosure of the effect or potential effect of offsetting arrangements on financial position as well as enhanced disclosure of the rights of setoff associated with the firm's recognized derivative instruments, includingresale and repurchase agreements, and securities borrowing and lending transactions. ASU No. 2011-11 was effective for periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption did not affect the firm's financial condition, results of operations or cash flows. See Notes 7 and 9 for further information about the firm's offsetting and related arrangements.

Note 4.

## Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about the fair value option. The table below presents the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value.

| | As of December 2013 | |
|---|---|---|
| *in thousands* | Financial Instruments Owned | Financial Instruments Sold, But Not Yet Purchased |
| Equities | $ 901,569 | $ 549,718 |
| Derivatives | 862,036 | 1,033,662 |
| **Total** | **$ 1,763,605** | **$ 1,583,380** |

Note 5.

## Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The firm measures certain financial assets and financial liabilities as a portfolio (i.e., based on its net exposure to market and/or credit risks).

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced parameters as inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, credit spreads and funding spreads (i.e., the spread, or difference, between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

**Level 1.** Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

**Level 2.** Inputs to valuation techniques are observable, either directly or indirectly.

**Level 3.** One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the firm's financial assets and financial liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

See Notes 6 and 7 for further information about fair value measurements of cash instruments and derivatives, respectively, included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," and Note 8 for further information about fair value measurements of other financial assets and financial liabilities accounted for at fair value under the fair value option.

# Notes to Statement of Financial Condition

The table below presents financial assets and financial liabilities accounted for at fair value under the fair value option or in accordance with other U.S. GAAP. In the table below, cash collateral and counterparty netting represents the impact on derivatives of netting across levels of the fair value hierarchy. Netting among positions classified in the same level is included in that level.

| *in thousands* | As of December 2013 |
|---|---|
| Total level 1 financial assets | $ 902,023 |
| Total level 2 financial assets | 2,182,473 |
| Total level 3 financial assets | 97,231 |
| Cash collateral and counterparty netting [1] | (394,119) |
| Total financial assets at fair value | $2,787,608 |
| Total assets | $3,417,595 |
| Total level 3 financial assets as a percentage of Total assets | 2.8% |
| Total level 3 financial assets as a percentage of Total financial assets at fair value | 3.5% |
| Total level 1 financial liabilities | $ 550,090 |
| Total level 2 financial liabilities | 1,212,531 |
| Total level 3 financial liabilities | 97,221 |
| Cash collateral and counterparty netting [1] | (180,819) |
| Total financial liabilities at fair value | 1,679,023 |
| Total level 3 financial liabilities as a percentage of Total financial liabilities at fair value | 5.8% |

Note 6.

## Cash Instruments

Cash instruments include listed equities. See below for the cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies.

### Level 1 Cash Instruments

Level 1 cash instruments include actively traded listed equities. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument.

### Level 2 Cash Instruments

Level 2 cash instruments include restricted or less liquid listed equities. Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

### Level 3 Cash Instruments

Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

### Fair Value of Cash Instruments by Level

The tables below present, by level within the fair value hierarchy, cash instrument assets and liabilities, at fair value. Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

| | Cash Instrument Assets at Fair Value as of December 2013 | | | |
|---|---|---|---|---|
| *in thousands* | Level 1 | Level 2 | Level 3 | Total |
| Equities | $ 901,541 | $ 18 | $ 10 | $ 901,569 |
| **Total** | **$ 901,541** | **$ 18** | **$ 10** | **$ 901,569** |

| | Cash Instrument Liabilities at Fair Value as of December 2013 | | | |
|---|---|---|---|---|
| *in thousands* | Level 1 | Level 2 | Level 3 | Total |
| Equities | $ 549,718 | – | – | $ 549,718 |
| **Total** | **$ 549,718** | **–** | **–** | **$ 549,718** |

## Note 7.
## Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be privately negotiated contracts, which are usually referred to as OTC derivatives, or they may be traded on an exchange (exchange-traded). The firm's OTC derivatives are primarily bilateral contracts between two counterparties (bilateral OTC).

**Market Making.** As a market maker, the firm enters into derivative transactions to provide liquidity to clients and to facilitate the transfer and hedging of their risks. In this capacity, the firm typically acts as principal and is consequently required to commit capital to provide execution. As a market maker, it is essential to maintain an inventory of financial instruments sufficient to meet expected client and market demands.

**Risk Management.** The firm enters into derivatives to actively manage risk exposures that arise from its market-making activities in derivative instruments.

The firm enters into various types of derivatives, including:

- **Forwards.** Contracts that commit counterparties to purchase or sell financial instruments in the future.
- **Swaps.** Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments or indices.
- **Options.** Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement (counterparty netting). Derivatives are accounted for at fair value, net of cash collateral received or posted under enforceable credit support agreements (collateral netting). Derivative assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

The table below presents the fair value of derivatives on a net-by-counterparty basis.

| | As of December 2013 | |
|---|---|---|
| *in thousands* | **Derivative Assets** | **Derivative Liabilities** |
| Exchange-traded | $ 15 | $ 3 |
| OTC | 862,021 | 1,033,659 |
| **Total** | **$ 862,036** | **$1,033,662** |

The table below presents the fair value and the notional amount of derivative contracts by major product type on a gross basis. Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the firm's exposure. The table below also presents the amounts of counterparty netting and cash collateral that have been offset in the statement of financial condition, as well as cash and securities collateral posted and received under enforceable credit support agreements that do not meet the criteria for netting under U.S. GAAP. Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted in the table below. Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity and they do not represent anticipated losses.

| | As of December 2013 | | |
|---|---|---|---|
| | Derivative Assets | Derivative Liabilities | Notional Amount |
| Equities | $8,107,379 | $ 8,065,705 | $123,983,825 |
| Exchange-traded | 15 | 3 | 167 |
| Bilateral OTC | 8,107,364 | 8,065,702 | 123,983,658 |
| **Gross fair value/notional amount of derivatives** | $8,107,379[1] | $ 8,065,705[1] | $123,983,825 |
| **Amounts that have been offset in the statement of financial condition** | | | |
| Counterparty netting | (6,851,224) | (6,851,224) | |
| Bilateral OTC | (6,851,224) | (6,851,224) | |
| Cash collateral | (394,119) | (180,819) | |
| Bilateral OTC | (394,119) | (180,819) | |
| **Fair value included in financial instruments owned/financial instruments sold, but not yet purchased** | $ 862,036 | $ 1,033,662 | |
| **Amounts that have not been offset in the statement of financial condition** | | | |
| Cash collateral posted | – | (106,814) | |
| Securities collateral received/posted | (660,423) | (273,365) | |
| Total | $ 201,613 | $ 653,483 | |

1. Includes derivative assets and derivative liabilities of $147.5 million and $442.5 million, respectively, as of December 2013, which are not subject to an enforceable netting agreement or are subject to a netting agreement that the firm has not yet determined to be enforceable.

## Valuation Techniques for Derivatives

The firm's level 2 and level 3 derivatives are valued using derivative pricing models (e.g., models that incorporate option pricing methodologies, Monte Carlo simulations and discounted cash flows). Price transparency of derivatives can generally be characterized by product type.

**Equity.** Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporates included in major equity indices exhibit the most price transparency. Equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to observability of all product types. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs. See Note 5 for an overview of the firm's fair value measurement policies.

### Level 1 Derivatives

Level 1 derivatives include short-term contracts for future delivery of securities when the underlying security is a level 1 instrument, and exchange-traded derivatives if they are actively traded and are valued at their quoted market price.

### Level 2 Derivatives

Level 2 derivatives include OTC derivatives for which all significant valuation inputs are corroborated by market evidence and exchange-traded derivatives that are not actively traded and/or that are valued using models that calibrate to market-clearing levels of OTC derivatives. In evaluating the significance of a valuation input, the firm considers, among other factors, a portfolio's net risk exposure to that input.

The selection of a particular model to value a derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. For derivatives that trade in liquid markets, model selection does not involve significant management judgement because outputs of models can be calibrated to market-clearing levels.

Valuation models require a variety of inputs, such as contractual terms, market prices, yield curves, discount rates (including those derived from interest rates on collateral received and posted as specified in credit support agreements for collateralized derivatives), credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. Significant inputs to the valuations of level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

### Level 3 Derivatives

Level 3 derivatives are valued using models which utilize observable level 1 and/or level 2 inputs as well as unobservable level 3 inputs.

For level 3 equity derivatives, significant unobservable inputs generally include equity volatility inputs for options that are very long-dated and/or have strike prices that differ significantly from current market prices. In addition, the valuation of certain structured trades requires the use of level 3 correlation inputs, such as the correlation of the price performance of two or more individual stocks or the correlation of the price performance for a basket of stocks to another asset class such as commodities.

Subsequent to the initial valuation of a level 3 derivative, the firm updates the level 1 and level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in level 3. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. In circumstances where the firm cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

### Valuation Adjustments

Valuation adjustments are integral to determining the fair value of derivative portfolios and are used to adjust the mid-market valuations produced by derivative pricing models to the appropriate exit price valuation. These adjustments incorporate bid/offer spreads, the cost of liquidity, credit valuation adjustments and funding valuation adjustments, which account for the credit and funding risk inherent in the uncollateralized portion of derivative portfolios. The firm makes funding valuation adjustments to collateralized derivatives where the terms of the agreement do not permit the firm to deliver or repledge collateral received. Market-based inputs are generally used when calibrating valuation adjustments to market-clearing levels.

In addition, for derivatives that include significant unobservable inputs, the firm makes model or exit price adjustments to account for the valuation uncertainty present in the transaction.

### Fair Value of Derivatives by Level

The tables below present the fair value of derivatives on a gross basis by level and major product type as well as the impact of netting. The gross fair values exclude the effects of both counterparty netting and collateral netting, and therefore are not representative of the firm's exposure.

Counterparty netting is reflected in each level to the extent that receivable and payable balances are netted within the same level. Where the netting of receivable and payable balances is across levels, the counterparty netting is reflected in "Cross-level netting." Cash collateral netting is reflected in "Cash collateral."

| | Derivative Assets at Fair Value as of December 2013 | | | | |
|---|---|---|---|---|---|
| *in thousands* | Level 1 | Level 2 | Level 3 | Cross-Level Netting | Total |
| Equities | $ 482 | $ 8,009,676 | $ 97,221 | $ – | $ 8,107,379 |
| Counterparty netting | – | (6,851,224) | – | – | (6,851,224) |
| Subtotal | $ 482 | $ 1,158,452 | $ 97,221 | $ – | $ 1,256,155 |
| Cash collateral | | | | | (394,119) |
| **Fair value included in financial instruments owned** | | | | | $ 862,036 |

| | Derivative Liabilities at Fair Value as of December 2013 | | | | |
|---|---|---|---|---|---|
| *in thousands* | Level 1 | Level 2 | Level 3 | Cross-Level Netting | Total |
| Equities | $ 372 | $ 7,968,112 | $ 97,221 | $ – | $ 8,065,705 |
| Counterparty netting | – | (6,851,224) | – | – | (6,851,224) |
| Subtotal | $ 372 | $ 1,116,888 | $ 97,221 | $ – | $ 1,214,481 |
| Cash collateral | | | | | (180,819) |
| **Fair value included in financial instruments sold, but not yet purchased** | | | | | $ 1,033,662 |

### Derivatives with Credit-Related Contingent Features

Certain of the firm's derivatives have been transacted under bilateral agreements with counterparties who may require the firm to post collateral or terminate the transactions based on changes in Group Inc's credit ratings. The firm assesses the impact of these bilateral agreements by determining the collateral or termination payments that would occur assuming a Group Inc. downgrade by all rating agencies. A downgrade by any one rating agency, depending on the agency's relative ratings of Group Inc. at the time of the downgrade, may have an impact which is comparable to the impact of a downgrade by all rating agencies. The table presents the aggregate fair value of net derivative liabilities under such agreements (excluding application of collateral posted to reduce these liabilities), the related aggregate fair value of the assets posted as collateral, and the additional collateral or termination payments that could have been called at the reporting date by counterparties in the event of a one-notch and two-notch downgrade in Group Inc's credit ratings.

| *in thousands* | As of December 2013 |
|---|---|
| Net derivative liabilities under bilateral agreements | $ 330,663 |
| Collateral posted | 305,837 |
| Additional collateral or termination payments for a one-notch downgrade | 35,792 |
| Additional collateral or termination payments for a two-notch downgrade | 35,792 |

## Note 8.
## Fair Value Option

### Other Financial Assets and Financial Liabilities at Fair Value

In addition to all cash and derivative instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm accounts for certain of its other financial assets and financial liabilities at fair value primarily under the fair value option. The primary reasons for electing the fair value option are to:

- reflect economic events in earnings on a timely basis and;
- mitigate volatility in earnings from using different measurement attributes.

Other financial assets and financial liabilities accounted for at fair value under the fair value option include repurchase and resale agreements.

These financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality.

**Resale and Repurchase Agreements.** The significant inputs to the valuation of resale and repurchase agreements are collateral funding spreads, the amount and timing of expected future cash flows and, interest rates. See Note 9 for further information about collateralized agreements and financings.

**Fair Value of Other Financial Assets and Financial Liabilities by Level.** The tables below present, by level within the fair value hierarchy, other financial assets and financial liabilities accounted for at fair value primarily under the fair value option.

| | Other Financial Assets at Fair Value as of December 2013 | | | |
|---|---|---|---|---|
| *in thousands* | Level 1 | Level 2 | Level 3 | Total |
| Securities purchased under agreements to resell | $ – | $ 1,024,003 | $ – | $ 1,024,003 |
| **Total** | **$ –** | **$ 1,024,003** | **$ –** | **$ 1,024,003** |

| | Other Financial Liabilities at Fair Value as of December 2013 | | | |
|---|---|---|---|---|
| *in thousands* | Level 1 | Level 2 | Level 3 | Total |
| Securities sold under agreements to repurchase | $ – | $ 95,643 | $ – | $ 95,643 |
| **Total** | **$ –** | **$ 95,643** | **$ –** | **$ 95,643** |

## Note 9.
## Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements). Collateralized financings are securities sold under agreements to repurchase (repurchase agreements) and securities loaned. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateral agreements and collateralized financings is recognized over the life of the transaction.

The table below presents the carrying value of resale and repurchase agreements and securities loaned transactions.

| *in thousands* | **As of December 2013** |
|---|---|
| Securities purchased under agreements to resell [1] | **$1,024,003** |
| Securities sold under agreements to repurchase [1] | **95,643** |
| Securities loaned | **888,333** |

1. Resale and repurchase agreements are carried at fair value under the fair value option. See Note 8 for further information about the valuation techniques and significant inputs used to determine fair value.

### Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements, principally U.S. government obligations, represent short-term collateralized transactions with an affiliate.

The firm enters into all of its resale and repurchase agreements with Goldman, Sachs & Co. (GS & Co.)

The firm receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments as appropriate. For resale agreements, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the statement of financial condition.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement. However, "repos to maturity" are accounted for as sales. A repo to maturity is a transaction in which the firm transfers a security under an agreement to repurchase the security where the maturity date of the repurchase agreement matches the maturity date of the underlying security. Therefore, the firm effectively no longer has a repurchase obligation and has relinquished control over the underlying security and, accordingly, accounts for the transaction as a sale. The firm had no repos to maturity outstanding as of December 2013.

### Securities Loaned Transactions

In a securities loaned transaction, the firm lends securities to a counterparty typically in exchange for cash or

securities. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction.

The firm makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate.

Securities loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such arrangements approximates fair value. While these arrangements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 8. Had these arrangements been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2013.

The firm enters into all of its securities loaned transactions with GS & Co.

### Offsetting Arrangements

The table below presents the gross and net resale and repurchase agreements and securities loaned transactions, and the related amount of netting with the same counterparty under enforceable netting agreements (i.e., counterparty netting) included in the statement of financial condition. Substantially all of the gross carrying values of these arrangements are subject to enforceable netting agreements. The table below also presents the amounts not offset in the statement of financial condition including counterparty netting that does not meet the criteria for netting under U.S. GAAP and the fair value of cash or securities collateral received or posted subject to enforceable credit support agreements. Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted in the table below.

| | As of December 2013 | | |
|---|---|---|---|
| | Assets | Liabilities | |
| *in thousands* | Securities purchased under agreements to resell | Securities sold under agreements to repurchase | Securities loaned |
| **Amounts included in the statement of financial condition** | | | |
| Gross carrying value | $1,024,003 | $ 95,643 | $ 888,333 |
| Counterparty netting | – | – | – |
| **Total** | 1,024,003 | 95,643 | 888,333 |
| **Amounts that have not been offset in the statement of financial condition** | | | |
| Counterparty netting | (95,643) | (95,643) | – |
| Collateral | (928,360) | – | (888,333) |
| **Total** | $ – | $ – | $ – |

### Collateral Received and Pledged

The firm receives cash and securities (e.g., U.S. government and federal agency, other sovereign and corporate obligations, as well as equities and convertible debentures) as collateral, primarily in connection with resale agreements, derivative transactions and customer margin loans. The firm obtains cash and securities as collateral on an upfront or contingent basis for derivative instruments and collateralized agreements to reduce its credit exposure to individual counterparties.

In many cases, the firm is permitted to deliver or repledge financial instruments received as collateral when entering into repurchase agreements and securities lending agreements, primarily in connection with secured financing activities. The firm is also permitted to deliver or repledge these financial instruments in connection with other secured financing activity.

The table presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the firm.

| *in thousands* | As of December 2013 |
|---|---|
| Collateral available to be delivered or repledged | $ 1,847,560 |
| Collateral that was delivered or repledged | 370,938 |

The table below presents information about assets pledged.

| *in thousands* | As of December 2013 |
|---|---|
| Financial instruments owned, at fair value pledged to counterparties that: | |
| Had the right to deliver or repledge | $888,131 |
| Did not have the right to deliver or repledge | – |

## Note 10.
## Short-Term Borrowings

The firm obtains unsecured short-term borrowings primarily from Group Inc. The carrying value of unsecured short-term borrowings that are not recorded at fair value generally approximates fair value due to the short-term nature of the obligations. While these unsecured short-term borrowings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 8. Had these borrowings been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2013.

The table below presents unsecured short-term borrowings.

| *in thousands* | As of December 2013 |
|---|---|
| Unsecured short-term borrowings | $52,478 |
| **Total** | **$52,478** |

## Note 11.
## Subordinated Borrowings

As of December 2013, the firm had outstanding borrowings of $100.0 million from Group, Inc. under a subordinated loan agreement, which matures in 2016. In addition, the firm has a $440.0 million revolving subordinated loan agreement with Group, Inc., which matures on May 31, 2015. As of December 2013, $340.0 million was drawn down under this agreement. Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value. Had these borrowings been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2013.

The subordinated borrowings from Group Inc. and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

## Note 12.
## Commitments, Contingencies and Guarantees

Pursuant to an agreement, Group Inc. guarantees and meets the firm's margin requirement with GS & Co, as required under Regulation T of the Federal Reserve. As of December 2013, Group Inc. posted approximately $2.5 billion of margin with GS & Co on behalf of the firm. In the unlikely event that Group Inc. does not post margin to GS & Co, the firm would need to post margin to GS & Co. This balance is not included in the firm's statement of financial condition.

Note 13.
## Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of its market making, financial, and general operations.

Amounts payable to, and receivable from, such affiliates are reflected in the statement of financial condition as set forth below:

| *in thousands* | As of December 2013 |
|---|---|
| **Assets** | |
| Securities purchased under agreements to resell, at fair value | $ 1,024,003 |
| Receivables from brokers, dealers and clearing organizations | 553,322 |
| Financial instruments owned, at fair value | 9,937 |
| **Liabilities** | |
| Collateralized Agreements | |
| Securities sold under agreements to repurchase, at fair value | $ 95,643 |
| Securities loaned | 888,333 |
| Payables to brokers, dealers and clearing organizations | 4,558 |
| Payables to customers and counterparties | 17,771 |
| Financial instruments sold, but not yet purchased, at fair value | 418,563 |
| Unsecured short-term borrowings | 52,478 |
| Subordinated borrowings | 440,000 |

### Service Agreement
The firm receives operational, administrative and management support from GS & Co.

Note 14.
## Income Taxes

### Provision for Income Taxes
Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as consolidated/combined state and local tax returns. The firm computes its tax liability on a modified separate firm basis and settles such liability with Group Inc. pursuant to the tax sharing policy. To the extent the firm generates tax benefits from losses it will be reimbursed by Group Inc. pursuant to the tax sharing policy. The firm's state and local tax liabilities are allocated to reflect its share of the consolidated/combined state and local income tax liability.

### Deferred Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

At December 2013, the firm did not have a deferred tax asset or deferred tax liability.

### Unrecognized Tax Benefits
The firm recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. As of December 2013, the firm did not record a liability related to accounting for uncertainty in income taxes.

### Regulatory Tax Examinations

All years subsequent to and including 2008 for U.S. Federal and 2004 for New York State and City, and 2006 or later years for all other states in which the firm files returns remain open to examination by the taxing authorities.

In January 2013, Group Inc. was accepted into the Compliance Assurance Process program by the U.S. Internal Revenue Service (IRS). This program allows Group Inc. to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. The 2013 tax year is the first year being examined under the program. Group Inc. was accepted into the program again for the 2014 tax year.

## Note 15. Credit Concentrations

Credit concentrations may arise from market making activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with brokers and dealers, commercial banks, investment funds, and clearing houses and exchanges, which result in significant credit concentrations to this industry.

In the ordinary course of business, the firm may be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, or to a particular clearing house or exchange. As of December 2013, the firm did not have credit exposure to any counterparty that exceeded 2% of total assets.

To reduce credit exposures, the firm may enter into agreements with counterparties that permit the firm to offset receivables and payables with such counterparties and/or enable the firm to obtain collateral on an upfront or contingent basis. Collateral obtained by the firm related to resale agreements is U.S. government and federal agency obligations. See Note 9 for further information about collateralized agreements and financings.

As of December 2013, $1.02 billion (30% of total assets) of the resale agreements were collateralized by U.S. government obligations.

## Note 16. Net Capital Requirements

The firm is a registered U.S. broker-dealer, which is subject to the SEC's "Uniform Net Capital Rule," and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. As of December 2013, the firm had regulatory net capital, as defined, of $497.0 million, which exceeded the amount required by $477.0 million.

The Dodd Frank Act contains provisions that require the registration of all swap dealers, major swap participants, security-based swap dealers and major security-based swap participants. In December 2012, the firm registered as a "swap dealer" under the U.S. Commodity Futures Trading Commission (CFTC) rules. The firm will be subject to regulatory capital requirements once the rules are finalized by the CFTC and SEC.

## Note 17. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 27, 2014, and determined that there were no material events or transactions that would require recognition or disclosure in this statement of financial condition.